Exhibit 99.1

ParaZero Receives First DefendAir Order from U.S. Federal Agency, Marking Entry into the U.S. Counter-UAS Market

Order includes DefendAir net launchers, Net Pods and on-site operator training by ParaZero, underscoring the Company’s approach to delivering operational Counter-UAS capability beyond hardware

KFAR SABA, Israel, Aug. 25, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero” or the “Company”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has received its first order for DefendAir from a U.S. government entity, representing the Company’s first sale of DefendAir to a U.S. federal customer.

The order, placed by a U.S. federal security entity, includes DefendAir net launchers, Net Pods and a dedicated on-site training program to be delivered by ParaZero personnel.

The order represents the adoption of DefendAir by a U.S. government customer and reflects a broader shift taking place internationally as government, defense and security organizations increasingly recognize that the expansion of small drones requires practical defensive capabilities that can be deployed close to the people, assets and missions they are responsible for protecting.

As part of the order, ParaZero’s team will provide on-site practical training directly to the customer’s operators, supporting system familiarization, correct deployment and the development of operator proficiency through hands-on use.

This approach reflects ParaZero’s broader philosophy toward Counter-UAS: providing customers not simply with interception hardware, but with the technology, training and operational support required to transform that hardware into a usable defensive capability.

“Counter-UAS capability is not created when a box arrives. It is created when trained operators can deploy the system confidently and act when seconds matter,” said Ariel Alon, CEO of ParaZero Technologies. “This first order from a U.S. government entity is particularly important for ParaZero because it reflects something much larger that we are seeing internationally. Governments and security organizations increasingly understand that the drone threat is no longer theoretical, and they are moving toward practical solutions to protect people, sensitive locations and critical missions.” Alon continued: “Our approach extends beyond supplying launchers and Net Pods. DefendAir is designed to provide customers with an operational capability supported by training and hands-on preparation. We believe this approach is increasingly important as Counter-UAS solutions move from evaluation to real-world deployment.”

Small drones have rapidly expanded from a predominantly military concern into a security challenge affecting government facilities, critical infrastructure, public environments and other sensitive locations. As this threat expands, ParaZero is seeing growing interest in DefendAir from defense forces, government organizations, security agencies and defense companies across multiple international markets. The new U.S. government order adds another category of end user to that growing interest and reinforces the Company’s strategy of establishing DefendAir as a practical physical interception layer within modern Counter-UAS architectures.

DefendAir uses ParaZero’s net-based interception technology to physically stop hostile drones without relying on an explosive warhead or conventional gunfire. Its various configurations are designed to support multiple operational environments, including individual operators, mobile forces, vehicles, strategic sites and autonomous Counter-UAS platforms.

The manually operated DefendAir configuration provides security personnel with an immediate physical interception capability for the final layer of defense, particularly in environments where a hostile drone has penetrated other defensive layers and where the consequences of conventional interception methods may be unacceptable.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops advanced technologies serving defense, governmental, commercial and industrial applications worldwide.

The Company’s DefendAir family provides net-based physical Counter-UAS interception capabilities across multiple configurations, including manually operated, vehicle-mounted, stationary, autonomous and airborne applications.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses it discusses its entry into the U.S. federal Counter-UAS market; the significance of its first order from a U.S. government customer; the growing demand for practical Counter-UAS capabilities; increasing interest in DefendAir from defense, government and security organizations; the transition of Counter-UAS solutions from evaluation to real-world deployment; the Company’s strategy of establishing DefendAir as a physical interception layer within modern Counter-UAS architectures; the anticipated benefits of its operator training and support programs; and the suitability and expected performance of DefendAir across various operational environments. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com